UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K/A

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER

BACKLOG & DELIVERIES 3Q24

E2
PROFIT HUNTER

EMBRAER

Embraer recorded a 33% year-on-year increase in deliveries and reached a new US$ 22.7 billion backlog record

57 The company delivered 57 aircraft in 3Q24 versus 43 a year ago

2 C-390 2 C-390 Millennium aircraft delivered during the quarter and 6-12 A-29 Super Tucanos orders

1st E2 First E2 aircraft delivered to LOT Polish Airlines

22.7 bn US$ 22.7 billion company wide backlog, up more than 25% annually and at a 9-year high level

70% Defense & Security backlog soared almost 70%

EMBRAER

3

São Paulo (SP), Brazil, October 18, 2024

Embraer (NYSE: ERJ; B3: EMBR3), a global leader in the aerospace industry, delivered a total of 57 jets in 3Q24 – an increase of 33% compared to the same period last year (yoy) and 24% over to the previous quarter (qoq). Commercial Aviation delivered 16 jets and Executive Aviation delivered another 41 jets. Meanwhile, Defense & Security delivered 2 C-390 Millennium aircraft during the quarter – the first aircraft to Hungary and the seventh to Brazil.

Deliveries by Segment	3Q24	2Q24	3Q23	9M24	9M23	2024 Guidance
Executive Aviation	**41**	**27**	**28**	**86**	**66**	**125-135**
Phenom 100	4	2	2	7	5	
Phenom 300	18	18	17	46	39	
Light Jets	22	20	19	53	44	
Praetor 500	9	3	4	15	10	
Praetor 600	10	4	5	18	12	
Medium Jets	19	7	9	33	22	
Commercial Aviation	**16**	**19**	**15**	**42**	**39**	**72-80**
E195-E2	10	7	9	21	21	
E190-E2	2	4	-	6	-	
E175	4	8	6	15	18	
Total	**57**	**46**	**43**	**128**	**105**	**197-215***
Defense & Security	**2**	**1**	**-**	**3**	**1**	
C-390 Millennium	2	1	-	3	1	

**Excludes C-390 Millennium deliveries*

The company wide backlog reached US$22.7 billion in 3Q24 (or more than 25% higher yoy and almost 10% higher qoq) – at a 9-year high level. Defense & Security registered the biggest increase in backlog (+US$1.5 billion) followed by Services & Support (+US$367 million), while Executive and Commercial Aviation recorded marginal decreases (-US$184 million and -US$168 million, respectively).

Backlog by Segment - US$bn

Business Unit	3Q24	2Q24	qoq	3Q23	yoy
Executive Aviation	4.4	4.6	-4%	4.3	3%
Commercial Aviation	11.1	11.3	-1%	8.6	29%
Defense & Security	3.6	2.1	70%	2.2	69%
Services & Support	3.5	3.1	12%	2.8	27%
Total	**22.7**	**21.1**	**7%**	**17.8**	**27%**

EMBRAER

4

Executive Jets
Highlights

In Executive Jets, deliveries reached 41 units and increased more than 45% yoy and more than 50% qoq. The backlog of the business unit reached US$ 4.4 billion during the quarter, 3% higher annually but 4% lower sequentially.

The nominal decline in the backlog from its historical peak level can be explained by stronger growth (higher deliveries) and a seasonally slower period for sales because of summer in the northern hemisphere.

The mid and super-mid sized jets Praetor 500 and Praetor 600 represented close to half of the segment deliveries (19 jets) boosted by the positive momentum for this aircraft family. Meanwhile, the Phenom 300, the best-selling aircraft in its category for 12 consecutive years worldwide, was once again the top performer (18 jets) during the quarter.

Executive Aviation deliveries
2024*
5Y average
14%
10%
21%
22%
32%
24%
45%
Q1
Q2
Q3
Q4

*Based on the mid-point of the guidance

Phenom 300E

5

Commercial Aviation
Highlights

In Commercial Aviation, deliveries reached 16 jets (underpinned by 12 units from the E2 family and 4 from the E1) during the period, up more than 5% yoy. The highlight was the delivery of the first E2 aircraft under a contract signed with a lessor to supply LOT Polish Airlines – the agreement includes two more jets before year-end. Additionally, Virgin Australia placed a firm order for eight E190-E2 small narrowbody aircraft during the quarter. Consequently, the segment's backlog reached US$ 11.1 billion in 3Q24, almost 30% higher yoy and marginally lower qoq.

Commercial Aviation deliveries

2024*
5Y average
9%
13%
25%
24%
21%
19%
44%
Q1
Q2
Q3
Q4

*Based on the mid-point of the guidance

3Q24 Backlog - Commercial Aviation

Aircraft Type	Firm Orders	Deliveries	Firm Order Backlog
E195-E2	282	110	172
E190-E2	52	25	27
E175	943	768	175
Total	**1,277**	**903**	**374**

PROFIT HUNTER
E195-E2
E2

E195-E2

EMBRAER 6

Commercial Aviation
Backlog per aircraft model

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 195-E2	**282**	**110**	**172**
Azul (Brazil)	51	-	*51*
Porter (Canada)	75	42	*33*
Aercap (Ireland)	45	21	*24*
Azorra (USA)	23	7	*16*
Mexicana (Mexico)	10	-	*10*
Aircastle (USA)	23	14	*9*
Air Peace (Nigeria)	13	5	*8*
Binter Canarias (Spain)	16	10	*6*
Salam Air (Oman)	6	-	*6*
Luxair (Luxembourg)	4	-	*4*
ICBC (China)	10	7	*3*
Royal Jordanian (Jordanian)	2	-	*2*
Helvetic (Switzerland)	4	4	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 190-E2	**52**	**25**	**27**
Mexicana (Mexico)	10	-	*10*
Virgin Australia (Australia)	8	-	*8*
Azorra (USA)	12	6	*6*
Aircastle (USA)	2	-	*2*
Air Kiribati (Kiribati)	2	1	*1*
Aercap (Ireland)	5	5	-
Helvetic (Switzerland)	8	8	-
Wideroe (Norway)	3	3	-
Placar Linhas Aéreas (Brazil)	1	1	-
Undisclosed	1	1	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 175	**943**	**768**	**175**
American Airlines (USA)	204	108	*96*
Republic Airlines (USA)	187	144	*43*
Skywest (USA)	228	208	*20*
Horizon Air / Alaska (USA)	50	44	*6*
Air Peace (Nigeria)	5	-	*5*
Undisclosed	4	-	*4*
Overland Airways (Nigeria)	3	2	*1*
Air Canada (Canada)	15	15	-
Air Lease (USA)	8	8	-
Alitalia (Italy)	2	2	-
Belavia (Belarus)	1	1	-
CIT (USA)	4	4	-
ECC Leasing (Ireland)*	1	1	-
Flybe (UK)	11	11	-
Fuji Dream (Japan)	2	2	-
GECAS (USA)	5	5	-
KLM (The Netherlands)	17	17	-
LOT Polish (Poland)	12	12	-
Mauritania Airlines (Mauritania)	2	2	-
Mesa (USA)	7	7	-
NAC / Aldus (Ireland)	2	2	-
NAC / Jetscape (USA)	4	4	-
Northwest (USA)	36	36	-
Oman Air (Oman)	5	5	-
Royal Jordanian (Jordan)	2	2	-
Suzuyo (Japan)	11	11	-
TRIP (Brazil)	5	5	-
United Airlines (USA)	110	110	-

** Aircraft delivered by ECC Leasing: one to Air Caraibes*

7

Defense & Security
Highlights

In Defense & Security, the Hungarian Air Force took delivery of its first C-390 Millennium, and the Brazilian Air Force received its seventh unit. A new firm contract for the acquisition of nine C-390 aircraft was signed with the Netherlands and Austria, and announced at the Farnborough International Airshow (FIA). The positive momentum carried over to the A-29 Super Tucano, with sales contracts signed with Paraguay and Uruguay. **The segment's backlog reached US$ 3.6 billion, up circa US$1.5 billion or about 70% both qoq and yoy.**

EMBRAER

C-390 Millennium

EMBRAER
8

Services & Support
Highlights

The backlog of Services & Support reached US$ 3.5 billion for an increase of more than 25% yoy and more than 10% qoq. The company announced in the third quarter the expansion of its customer support network in the Asia-Pacific region through partnerships with SIA Engineering Corporation and Fokker Services Asia, and in the United States with direct investment in new facilities in Texas.

EMBRAER

CHALLENGE.
CREATE.
OUTPERFORM.

CONTACT
investor.relations@embraer.com.br

GUI PAIVA
EAH CFO; ERJ Head of IR and M&A
gpaiva@embraer.com

PATRICIA MC KNIGHT
IR Manager
patricia.mcknight@embraer.com.br

VIVIANE PINHEIRO
IR Specialist
viviane.pinheiro@embraer.com.br

ELIANE FANIS
IR Specialist
eliane.fanis@embraer.com.br

MARILIA SABACK SGOBBI
IR Specialist
marilia.saback@embraer.com.br

MARCELO CUPERMAN
IR Analyst
marcelo.cuperman@embraer.com.br

ri.embraer.com.br/en

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations